March 11, 2026

Via EDGAR

Mr. Patrick Kuhn and Ms. Lyn Shenk
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2025
File No. 001-12725

Dear Mr. Kuhn and Ms. Shenk,

We are submitting this letter in response to the comment from the Staff of the Securities and Exchange Commission (the "Commission") received by electronic mail dated February 27, 2026, relating to the Company's Form 10-K filed with the Commission on September 3, 2025. The comment received from the Commission has been reproduced here in italics and the response from Regis Corporation (the "Company") can be found below the comment.

Comment received from the Commission:

Please disclose the significant terms of the preferred share purchase rights under the Tax Benefits Preservation Plan and explain how you accounted for and presented this transaction in your financial statements.

Company Response:

We respectfully acknowledge the Staff’s comment related to our disclosure of the Tax Benefits Preservation Plan. Going forward, we plan to move the disclosure to the Shareholders’ Equity footnote included in our Form 10-Q for the nine months ended March 31, 2026, and Forms 10-K and will adjust the footnote disclosure to reflect the significant terms, accounting treatment and presentation of the Tax Benefits Preservation Plan as outlined below (for illustrative purposes, the disclosure in the last paragraph below assumes this disclosure was included in our Form 10-K for the year ended June 30, 2025, and the dates and time periods referenced will be updated for each applicable filing as appropriate).

The Company adopted a Tax Benefits Preservation Plan (the “Plan”) intended to help protect the availability of certain tax attributes (including net operating loss carryforwards) by deterring acquisitions of the Company’s common stock above a specified ownership threshold. In connection with the adoption of the Plan, the Company declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock to shareholders of record as of February 9, 2024. The dividend had a de minimis value. The Rights are set forth in the Plan, dated as of January 29, 2024, as the same may be amended from time to time between the Company and Equiniti Trust Company, LLC, as Rights Agent. On January 27, 2025, the Company entered into Amendment No. 1 to the Plan, extending the expiration date of the Plan from January 29, 2025, to January 29, 2028 (the Extension). Pursuant to the terms of the Plan, the Company submitted the Extension to its shareholders for ratification at the October 28, 2025 annual shareholders meeting, and the shareholders ratified the Plan.

The material terms of the Rights include, among others: (i) the ownership threshold that generally triggers the Rights becoming exercisable (an “Acquiring Person”) is 4.95% beneficial ownership, subject to customary exemptions, grandfathering, and Board discretion as set forth in the Rights Agreement; (ii) prior to the Distribution Date (as defined in the Rights Agreement), the Rights trade together with the

Company’s common stock and are not exercisable; (iii) upon the Distribution Date, the Rights detach and become exercisable to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock at an initial purchase price of $73.00, subject to adjustment; (iv) if a person becomes an Acquiring Person, each Right (other than Rights held by the Acquiring Person, which become void) generally entitles its holder to purchase, for the exercise price, a number of shares of the Company’s common stock having a market value of two times the exercise price (a “flip-in” feature), subject to the terms and limitations in the Rights Agreement; (v) upon certain business combination transactions following the occurrence of an Acquiring Person, Rights holders may have the right to purchase common stock of the acquiring company at a discount (a “flip-over” feature), subject to the terms of the Rights Agreement; (vi) the Rights are redeemable by the Board at $0.0001 per Right prior to the time a person becomes an Acquiring Person, and the Board may exchange the Rights for shares of common stock (or other consideration) under specified circumstances; and (vii) the Rights expire on January 29, 2028, unless earlier redeemed or exchanged in accordance with the Rights Agreement.

The Company evaluated the Rights under applicable U.S. GAAP, including the guidance for freestanding financial instruments indexed to, and potentially settled in, an entity’s own equity. The Company concluded that the declaration and distribution of the Rights did not result in recognition of an asset or liability and did not have an impact on the Company’s consolidated balance sheets as of June 30, 2025 or consolidated statements of operations or cash flows for the three years ended June 30, 2025 because (i) the Rights were issued to existing shareholders as a dividend with no proceeds received, (ii) the Rights were not exercised during the fiscal year ended June 30, 2025, and (iii) the Rights are contingently exercisable only upon the occurrence of specified events and, based on their terms, are intended to be classified in shareholders’ equity rather than as liabilities. Costs directly attributable to the adoption of the Plan (e.g., external legal, advisory, and filing fees) were recorded in general and administrative expense as incurred, consistent with the nature of the costs.

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We hope that this letter responds adequately to the Staff’s comments. If you have any further comments or concerns, please do not hesitate to contact me at (612) 416-3663.

Sincerely,

/s/ Kersten D. Zupfer
Kersten D. Zupfer
Executive Vice President and Chief Financial Officer